SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             CONTINUCARE CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE
                         (Title of Class of Securities)

                                    212172100
                                 (Cusip Number)

                           RICHARD C. PFENNIGER, JR.,
                    4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 1, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (3), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                             Exhibit Index on Page 9

CUSIP No. 212172100                13D                       Page 2 of 35 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PHILLIP FROST, M.D.
--------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PS
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                               0
BENEFI-                     ----------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                             2,045,533
EACH                        ----------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                               0
WITH                        ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,045,533
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,045,533
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.842%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

CUSIP No. 212172100                13D                       Page 3 of 35 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          FROST-NEVADA, LIMITED PARTNERSHIP

          IRS I.D. #59-2749083
--------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
--------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                               0
BENEFI-                     ----------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                             2,045,533
EACH                        ----------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                               0
WITH                        ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,045,533
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,045,533
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.842%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

CUSIP No. 212172100                13D                       Page 4 of 35 Pages

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          FROST-NEVADA CORPORATION

          IRS I.D. #59-2749057
--------------------------------------------------------------------------------
2         Check the appropriate Box if a Member of a Group              (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          00
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          NEVADA
--------------------------------------------------------------------------------
NUMBER OF                   7        SOLE VOTING POWER
SHARES                               0
BENEFI-                     ----------------------------------------------------
CIALLY                      8        SHARED VOTING POWER
OWNED BY                             2,045,533
EACH                        ----------------------------------------------------
REPORTING                   9        SOLE DISPOSITIVE POWER
PERSON                               0
WITH                        ----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER
                                     2,045,533
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,045,533
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.842%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         This is Amendment No. 2 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership") and Frost-Nevada Corporation (collectively, the "Reporting Persons") with respect to the Common Stock, $.0001 par value (the "Shares") of Continucare Corporation (f/k/a Zanart Entertainment Incorporated) (the "Issuer"). The principal executive offices of the Issuer are located at 100 S.E. 2nd Street, 36th Floor, Miami, Florida, 33131.

Item 2.  IDENTITY AND BACKGROUND.

         Item 2 is amended in its entirety and restated as follows:

         This Schedule 13D is being filed by the Reporting Persons. Information regarding each of the Reporting Persons is set forth below.

         Dr. Frost's present principal occupation is as Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation, a Florida corporation, which through its subsidiaries is engaged primarily in the research, development, manufacturing, marketing and distribution of health care products. Dr. Frost's principal business address is 4400 Biscayne Boulevard, Miami, Florida 33137.

         The Partnership is a limited partnership organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of the Partnership is the investment in marketable securities, precious metals and commodities and real estate located in Nevada. Frost-Nevada Corporation is the sole general partner, and Dr. Frost is the sole limited partner, of the Partnership.

         Frost-Nevada Corporation is a corporation organized and existing under the laws of the State of Nevada with its principal office and business address located at 3500 Lakeside Court, Suite 200, Reno, Nevada 89509. The principal business of Frost-Nevada Corporation is acting as the general partner of the Partnership. Dr. Frost is the sole shareholder. David H. Moskowitz is the sole director and the sole officer of Frost-Nevada Corporation. David H. Moskowitz's present principal occupation is as an attorney with the law firm of David H. Moskowitz & Associates. Mr. Moskowitz's principal business address is 1890 Rose Cottage Lane, Malvern, Pennsylvania, 19355.

         To the best knowledge of each of the Reporting Persons, neither such Reporting Person nor Mr. Moskowitz has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Each of Dr. Frost and Mr. Moskowitz is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended and supplemented as follows:

         The aggregate purchase price of Shares of the Issuer purchased by the Partnership and Phillip Frost, M.D. reported in this Schedule 13D, was $787,500 and $2,222,108, respectively. The source of funds used by the Partnership and Dr. Frost in making these purchases was working capital of the Partnership and personal funds of Dr Frost. No portion of the consideration used by the Partnership or Dr. Frost in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended in its entirety and restated as follows:

                                    AMOUNT OF SHARES           PERCENTAGE
         NAME                       BENEFICIALLY OWNED         OF CLASS*
         ----                       ------------------         ----------

Phillip Frost, M.D.                 2,045,533 **               14.842%

Frost-Nevada Corporation            2,045,533**                14.842%

Frost-Nevada, Limited               2,045,533**                14.842%
Partnership

----------------------------
* Based on 13,781,283 Shares outstanding as of May 15, 1998 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, and assuming the conversion by Dr. Frost of stock options to purchase 50,000 Shares exercisable in the next six months.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to Section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

         Except as described herein, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and supplemented as follows:

         On February 9, 1994, the Issuer granted the Partnership warrants to purchase 250,000 Shares at $4.00 per Share as adjusted to reflect a 1-for-2 reverse stock split effected by the Issuer on December 31, 1994, which expire on February 8, 1999. These warrants were issued to the Partnership in connection with a $500,000 loan made by the Partnership to the Issuer. The loan was repaid in May 1995. These warrants were exercised at a reduced price of $3.15 by the Partnership on January 28, 1998 and the Shares were subsequently re-registered and transferred to Phillip Frost, M.D. on January 28, 1998.

         On July 31, 1997, the Issuer granted Dr. Frost options to purchase 100,000 Shares at $5.125 per share which expire on July 31, 2007.

         The descriptions of the warrants and stock options contained herein are not intended to be complete and are qualified in their entirety by reference to the warrant and stock option agreements attached hereto as Exhibits 6 and 7 incorporated herein by reference.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.  Joint Filing Agreement.

         2. Description of Transactions in the Issuer's Shares by Phillip Frost, M.D.

         3. Description of Transactions in the Issuer's Shares by Frost-Nevada Limited Partnership.

         4.  Power of Attorney granted to Phillip Frost, M.D. by David
             Moskowitz.

         5. Third Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission.

         6. Non-Qualified Stock Option Agreement dated July 31, 1997, between Continucare Corporation and Phillip Frost, M.D.

         7. Warrant to Purchase Common Stock of Zanart Entertainment Incorporated issued February 9, 1994 (previously filed).

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.


                                     /s/ Phillip Frost, M.D.
Date: September 16, 1998             -------------------------------------------
                                         Phillip Frost, M.D.


                                         FROST-NEVADA, LIMITED PARTNERSHIP


                                         *
Date: September 16, 1998                 ---------------------------------------
                                         David H. Moskowitz
                                         President of Frost-Nevada Corporation,
                                         General Partner


                                         FROST-NEVADA CORPORATION


                                         *
Date: September 16, 1998                 ---------------------------------------
                                         David H. Moskowitz
                                         President



*By/s/ Phillip Frost, M.D.
   ------------------------------
       Phillip Frost, M.D.
       (Attorney-in-fact pursuant
        to Power of Attorney)

                                  EXHIBIT INDEX


EXHIBIT   DESCRIPTION                                                       PAGE
-------   -----------                                                       ----

   1      Joint Filing Agreement                                              10

   2      Description of Transactions in the Issuer's Shares                  11
          by Phillip Frost, M.D.

   3      Description of Transactions in the Issuer's Shares                  12
          by Frost Nevada Limited Partnership

   4      Power of Attorney granted to Phillip Frost, M.D.                    13
          by David Moskowitz

   5      Third Amended and Restated Agreement of Frost-Nevada,               14
          Limited Partnership, Frost-Nevada Corporation and
          Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission

   6      Non-Qualified Stock Option Agreement dated July 31, 1997,           34
          between Continucare Corporation and Phillip Frost, M.D.